EXHIBIT 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to incorporation by reference in the registration on Form S-8 dated October 15, 2002 of Garden Fresh Restaurant Corp. of our report dated November 8, 2001, except as to Note 3, which is as of December 3, 2001, relating to the balance sheets of Garden Fresh Restaurant Corp. as of September 30, 2000 and 2001, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ending September 30, 2001, which report appears in the September 30, 2001 annual report on Form 10-K of Garden Fresh Restaurant Corp.

/s/ KPMG LLP
KPMG LLP

San Diego, California
October 10, 2002